EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Reorganized Company(1)			Predecessor Company(1)
(Dollars in thousands)	For the Year Ended December 31,	For the Year Ended December 31,	For the Ten Months Ended December 31,	For the Two Months Ended February 28,	For the Year Ended December 31,	For the Year Ended December 31,
	2004	2003	2002	2002	2001	2000

Earnings:

Income (loss) before income taxes and discontinued operations	$ 7,649	$ (29,345)	$ (297,017)	$ 1,493,157	$ (69,116)	$ (545,455)
Fixed charges excluding capitalized interest	21,732	29,816	24,433	11,161	64,507	94,455
Earnings	$ 29,381	$ 471	$ (272,584)	$ 1,504,318	$ (4,609)	$ (451,000)

Fixed Charges:

Interest expense, including amorti- zation of debt issue costs	$ 9,218	$ 17,327	$ 13,147	$ 2,908	$ 15,956	$ 39,754
Interest capitalized	77	68	76	7	64	82
Interest portion of rental expense	12,514	12,489	11,286	8,252	48,551	54,701
Fixed charges	$ 21,809	$ 29,884	$ 24,509	$ 11,167	$ 64,571	$ 94,537

Ratio of Earnings to Fixed Charges	1.35	(2)	(2)	134.71	(2)	(2)

(1)

The term "Predecessor Company" refers to our operations for periods prior to our emergence from proceedings under Chapter 11 of the United States Bankruptcy Code on March 1, 2002, while the term "Reorganized Company" is used to describe our operations for periods beginning March 1, 2002 and thereafter.

(2)

Earnings were inadequate to cover fixed charges by $29,413, $297,093, $69,180, and $545,537 for the year ended December 31, 2003, the ten months ended December 31, 2002, and the years ended December 31, 2001 and 2000, respectively.